UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release dated September 24, 2007 of Diana Shipping Inc. (the “Company”) announcing that the underwriters of its previously announced public offering of 10,000,000 common shares have exercised their over-allotment option in full to purchase an additional 1,500,000 common shares from the Company at a price of $25.00 per share.

Exhibit 1

Corporate Contact: Ioannis Zafirakis Director and Vice-President Telephone: + 30-210-9470100 izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations: Edward Nebb Euro RSCG Magnet Telephone: + 1-212-367-6848 ed.nebb@eurorscg.com

 DIANA SHIPPING INC.  ANNOUNCES EXERCISE
OF OVER-ALLOTMENT OPTION

ATHENS, GREECE, September 24, 2007 – Diana Shipping Inc. (NYSE: DSX) announced today that the underwriters of its previously announced public offering of 10,000,000 common shares have exercised their over-allotment option in full to purchase an additional 1,500,000 common shares from the Company at a price of $25.00 per share.  Following the closing of the offering and the exercise of the over-allotment, the Company will have an aggregate of 74,375,000 common shares outstanding.  All of the shares being are offered by the Company, including the 1,500,000 common shares to be purchased pursuant to the over-allotment option, and are expected to be delivered on September 26, 2007.

Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc. acted as joint bookrunning managers for the offering.

A registration statement relating to the common shares has been filed with and declared effective by the Securities and Exchange Commission.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  The offering of these securities will be made only by means of a prospectus and related prospectus supplement.  Copies of the prospectus and prospectus supplement relating to the offering may be obtained from Wachovia Capital Markets, LLC at 375 Park Avenue, New York, NY 10152, telephone: 800-326-5897, or J.P. Morgan Securities Inc. at National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, telephone: 718-242-8002.

About Diana Shipping Inc.

Diana Shipping Inc. is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.  The Company currently owns and operates thirteen modern Panamax dry bulk carriers and three Capesize dry bulk carriers.  The delivery of one newbuilding Capesize dry bulk carrier is scheduled for November 2007, with two additional newbuilding Capesize dry bulk carriers scheduled for delivery in 2010.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: September 25, 2007	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President